

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2011

Darryl E. Akers
Vice Chairman, Co-President,
Co-Chief Executive Officer and Chief Financial Officer
Poage Bankshares, Inc.
1500 Carter Avenue
Ashland, Kentucky 41101

> **Re:** **Poage Bankshares, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 18, 2011**
> **File No. 333-172192**

Dear Mr. Akers:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your filing to explain in detail the reasons why your appraised valuation increased.

Prospectus Cover Page

2. We note that in response to comment 2 in our letter dated March 10, 2011 you revised the cover page and parts of the summary to clarify that the offering expires at 12:00 p.m., Ashland, Kentucky time. However, you failed to make the clarification in other parts of the summary and throughout the remainder of the prospectus. Please do so.

3.   We note your response to comment 3 in our letter dated March 10, 2011. Please revise
        footnote 1 to clearly indicate that the assumptions being made in the second sentence are
        reflected in the table. As currently written, the second sentence appears to present a set
        of assumptions that are not reflected in the table.

Risk Factors, page 17

4.   We reissue comment 7 in our letter dated March 10, 2011.

5.   We reissue comment 8 in our letter dated March 10, 2011.

6.   We reissue comment 9 in our letter dated March 10, 2011.

Management's Discussion and Analysis
Lending Activities
Originations, Sales and Servicing, page 73

7.   Please refer to our previous comment 13 in our letter dated March 10, 2011. We note
        your revised disclosures; however, your disclosure regarding your obligations and
        exposure to potential losses remains unclear. Please address the following:

        a.   Specifically describe any credit enhancements provided under your loan sales to
             FHLB-Cincinnati.

        b.   Provide a discussion of any insurance purchased as a result of your obligations
             under this program and discuss the circumstances under which a purchase of
             mortgage insurance is required (e.g. all loans sold, loans sold with an 80% loan to
             value, etc.).

        c.   Identify the extent of credit risk you retain pursuant to the various credit
             enhancements provided to the FHLB-Cincinnati. Disclose how you consider this
             exposure in determining that a reserve for representations and warranties was not
             required.

Determination of Share Price and Number of Shares to be Issued, page 129

8.   We note your response to comment 17 in our letter dated March 10, 2011. Please revise
        your disclosure to discuss the factors that led RP Financial to value Poage Bankshares at
        a discount to its peers, namely with respect to profitability, growth and viability of
        earnings; primary market area; and marketing of the issue.

Financial Statements
Notes to Financial Statements
Note 2 – Securities Available for Sale, page F-15

9. We note your disclosure that "The provision related to these net realized gains and losses was $771,000 and $162,000 for the years ended September 30, 2010 and 2009, respectively". Please revise to more clearly explain how these amounts relate to the tabular disclosure of gross gains and losses on page F-16.

Note 3 – Loans, page F-18

10. Please revise your disclosure regarding changes in the allowance to present the information by portfolio segment. Refer to ASC 310-10-50-11B(c).

Note 12 – Related Party Transactions, page F-30

11. Considering your disclosure on page 78 that you consider collateral values in your determination of the general allowance, please revise to disclose that the appraisals provided by the principle officer are consistent with market value, if true. Disclose the procedures you use to validate these values, if any. If you do not validate these values, disclose that also.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303, or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3366 with any other questions.

Sincerely,

Michael Seaman
Special Counsel

cc: Kip A. Weissman, Esq.
        Robert B. Pomerenk, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        5335 Wisconsin Avenue, N.W.
        Suite 780
        Washington, D.C. 20015